SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi

______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated January 29, 2007.  GRUPO TMM ANNOUNCES PURCHASE OF WAREHOUSING COMPANY.

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernandez	Kristine Walczak
Chief Financial Officer	Investors, Analysts and Media
011-525-55-629-8778	312-726-3600
(juan.fernandez@tmm.com.mx)	(kwalczak@dresnerco.com)

Brad Skinner
Senior VP, Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES DATES FOR FOURTH-QUARTER AND
FULL-YEAR 2006 EARNINGS RELEASE AND CONFERENCE CALL

Mexico City, January 29, 2007 - Grupo TMM, S.A. (BMV: TMM A and NYSE: TMM) will publish fourth-quarter and full-year 2006 financial results on Tuesday, February 27 after the close of trading on the New York Stock Exchange.

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Wednesday, February 28 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 888-802-8577 (domestic) or 973-935-8754 (international) and provide conference ID 8363833 at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=37587.

A replay of the conference call will be available through March 7, at 11:59 p.m. Eastern Time, by dialing 877-519-4471 or 973-341-3080, and entering conference ID 8363833. On the Internet, a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=37587.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM’s web site address is www.grupotmm.com.